Filed Pursuant to 433
Registration No. 333-113515
February 28, 2007
Pricing Term Sheet
The Procter & Gamble Company
$1,400,000,000 5.550% Notes due 2037

Issuer:	The Procter & Gamble Company
Size:	$1,400,000,000
Maturity:	March 5, 2037
Coupon:	5.550%
Price to Public:	99.321% of face amount
Yield to maturity:	5.597%
Spread to Benchmark Treasury:	+90 basis points
Benchmark Treasury:	4.500% due February 2036
Benchmark Treasury Yield:	4.697%
Interest Payment Dates:	March 5 and September 5, commencing September 5, 2007
Make-whole Redemption:	At any time at the greater of 100% or a discount rate of Treasury plus 15 basis points
Trade Date:	February 28, 2007
Settlement Date:	March 5, 2007 (T+3)
Denominations:	$2,000 x $1,000
CUSIP:	742718DF3
ISIN:	US742718DF34
Ratings:	Aa3 (Stable)/AA-(Stable)
Joint Bookrunners:	Citigroup Global Markets Inc. Goldman, Sachs & Co. J.P. Morgan Securities Inc. Morgan Stanley & Co. Incorporated
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-877-858-5407, Goldman, Sachs & Co. at 1-212-902-1171, J.P. Morgan Securities Inc. collect at 1-212-834-4533 or Morgan Stanley & Co. Incorporated at 1-800-718-1649.
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